Room 4561
      July 13, 2005

Mr. Owen L. J. Jones
Chief Executive Officer
Braintech, Inc.
930 West 1st Street
Unit 102
North Vancouver, British Columbia
Canada V7P 3N4

      Re:	Braintech, Inc.
      Form 10-KSB for Year Ended December 31, 2004
		Filed March 30, 2005
		Form 10-QSB for Quarter Ended March 31, 2005
      Filed May 16, 2005
      File No. 0-24911

Dear Mr. Jones,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial statements

Report of Independent Registered Public Accounting Firm, page

1. We note that your auditor`s report does not appear to be signed by the firm that issued the opinion. Please explain to us how this audit report complies with Rule 2-02(a)(2) of Regulation S-X.

Note 2. Significant accounting policies

(e) Revenue Recognition, page F-6

2. Please provide us with the following information:
* Clearly identify the products or services from which you derive material amounts of revenue;
* Describe the material terms of the arrangements under which you provide your products or services. Include descriptions of terms that you consider to be non-standard and/or non-routine and distinguish between terms offered to direct and indirect customers;
* Identify the elements included in each material type of sales transaction;
* Identify all criteria considered in determining when to recognize revenue, and explain how you determine when each of the identified criteria have been met;
* For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined;
* Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature
* Identify any contingencies such as rights of return, price protection, conditions of acceptance, warranties, etc., explain the material terms of such provisions in your arrangements and describe how these contingencies affect revenue recognition; and
* Explain your policy for deferring costs related to deferred revenue and identify the authoritative literature that supports your deferral and subsequent recognition of those costs.

Additionally, explain to us how you considered paragraph 12 of APB No. 22 in determining the extent of your revenue recognition policy disclosures.
Item 8A. Controls and Procedures

Changes in Internal Controls, page 31

3. We note that your disclosures do not appear to conform to the requirements of Item 308(c) of Regulation S-B. Please confirm to us that you did not have any changes in your internal controls over financial reporting that occurred during the fourth quarter of 2004 or the first quarter of 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In addition, explain how you considered the guidance in Item 308(c) of Regulation S-B and the related Exchange Act Rule 13a-15(d) for purposes of providing these disclosures in your 2004 Form 10-K and Form 10-QSB for the quarter ended March 31,
2005.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451
or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
						Senior Assistant Chief Accountant
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Mr. Owen L. J. Jones
Braintech, Inc.
July 13, 2005
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